Oncolytics Biotech® Reports 2018 Third Quarter Financial Results
and Provides Corporate Update

- Checkpoint combination studies support progression into registration pathway for metastatic breast cancer and potential expansion of indications -

- Management to host webcast and conference call today at 8:30 a.m. ET -

CALGARY, AB and SAN DIEGO, CA November 12, 2018 -- Oncolytics Biotech® Inc. (Nasdaq: ONCY) (TSX: ONC), currently developing pelareorep, an intravenously delivered immuno-oncolytic virus, today announced financial results and operational highlights for the quarter ended September 30, 2018. All dollar amounts are Canadian unless otherwise noted.

“The clinical progress and mechanistic understandings achieved with pelareorep thus far in 2018 lay the ground work for a transformational 2019. We continue to advance towards a registration study in metastatic breast cancer as we prepare to initiate our AWARE-1 window of opportunity clinical study with pelareorep and Roche’s checkpoint inhibitor, Tecentriq, in breast cancer patients,” said Dr. Matt Coffey, President and CEO of Oncolytics Biotech. “Although we originally believed that pelareorep acts foremost as a lytic agent directly killing tumor cells, we have learned pelareorep replicates efficiently in cancer cells to produce double stranded RNA and trigger an immune response to the tumor by stimulating and recruiting NK cells and T cells to target the tumor. This quarter we presented additional data confirming pelareorep stimulates expression of PD-L1 on tumor cells, thereby transforming those tumor cells into targets for the highly valued immuno-oncology checkpoint inhibitors. This expanded focus on innate and adaptive immune response better allows us to prepare for our planned studies in metastatic breast cancer, to validate recently identified therapeutic biomarkers for pelareorep, and to efficiently explore the potential for pelareorep to extend the effectiveness of checkpoint inhibitors into additional patient populations.”

Selected highlights since July 1, 2018

Clinical Updates

•
Established plans with pelareorep to advance the phase 3 metastatic breast cancer program and for expansion into combination trials with checkpoint inhibitors to enlist pelareorep’s immune effects and to seek validation of key therapeutic and prognostic biomarkers.

•	Clinical trials announced in 2018 include:

o	AWARE-1 window of opportunity (WOO) study with pelareorep in combination with Roche’s Tecentriq® in breast cancer.

o	Pelareorep plus Merck’s anti-PD-1 checkpoint inhibitor Keytruda® in pancreatic cancer.

o	Pelareorep plus Bristol-Myers Squibb’s anti-PD-1 checkpoint inhibitor Opdivo® in multiple myeloma.

o	Pelareorep plus Merck’s anti-PD-1 checkpoint inhibitor Keytruda in multiple myeloma.

•	Announced a Master Clinical Supply Agreement with F. Hoffmann-La Roche Ltd (Roche) to supply Tecentriq for use in the company’s clinical development program.

•
Presented positive phase 2 clinical trial results for pelareorep in the treatment of patients with KRAS mutant metastatic colorectal cancer at the European Society for Medical Oncology (ESMO) 2018 Congress. Thirty-six patients received treatment with FOLFIRI/B (irinotecan, fluorouracil, leucovorin, plus bevacizumab) and pelareorep. The six patients receiving treatment with the recommended study dose had progression free survival of 65.6 weeks and an overall survival of 107.5 weeks. Study results exceeded expectations when compared to analogous historical data.

•
Announced a publication demonstrating that intravenously delivered oncolytic viruses, including pelareorep, effectively target tumors even in the presence of neutralizing antibodies. A publication in Cancer Immunology Research showed that pelareorep, a systemically delivered oncolytic reovirus, can destroy tumor cells via a monocyte-mediated process even after the virions have been exposed to antibodies designed to neutralize the reovirus.

Corporate Updates

•	Entered into a common stock purchase agreement for up to US$26.0 million with Lincoln Park Capital Fund, LLC.

•	Announced a US$30.0 million At-the-Market facility with Canaccord Genuity.

Anticipated Milestones

•	Initiate a phase 2 study with pelareorep in combination with Merck’s Keytruda in advanced pancreatic cancer in Q4 2018*.

•	Initiate a phase 1 study with pelareorep in combination with Bristol-Myers Squibb’s Opdivo in multiple myeloma in Q4 2018*.

•	Initiate AWARE-1, a phase 1b WOO study with pelareorep in the neoadjuvant breast cancer setting in Q1 2019.

•	Initiate a phase 1b study with pelareorep in combination with Merck’s Keytruda in multiple myeloma in Q1 2019*.

•	Data from AWARE-1 study with pelareorep in breast cancer mid-2019.

•	Initiate registration study with pelareorep in mBC – guidance to be provided after AWARE-1 data is available.

•	Preliminary data from MUK eleven study with pelareorep in multiple myeloma mid-2019*.

* Guidance provided by principle investigator

Financial

•	At September 30, 2018, the company reported $16.2 million in cash and cash equivalents.

•
As at November 8, 2018, the company had an unlimited number of authorized common shares with 17,059,123 common shares issued and outstanding, 16,443,500 warrants exercisable into 1,730,894 common shares with a $9.025 strike price and 1,093,407 options and share units.

•
Operating expense for the third quarter of 2018 was $1.5 million compared to $1.3 million for the prior year period. R&D expense in the third quarter 2018 was $1.9 compared to $1.7 million for the third quarter of 2017.

•	The net loss for the third quarter of 2018 was $3.3 million or $0.20 per share compared to a net loss of $3.0 million or $0.20 per share for the period one year ago, on a consolidated basis.

Webcast and Conference Call
Oncolytics management will host a conference call for Analysts and Institutional Investors at 8:30 a.m. ET today, Monday, November 12, 2018. The live call may be accessed by dialing (888) 231-8191 for callers in North America.  Overseas callers should contact investor relations for the toll-free dial information for their country.  A replay of this call will be available approximately two hours after the call is ended at 855-859-2056, using the replay code 6463668 and will be available for six months.

A live audio webcast of the call will be accessible on the Investor Relations page of Oncolytics' website at www.oncolyticsbiotech.com and will be archived for six months.

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(unaudited)

As at	September 30, 2018 $	December 31, 2017 $
Assets
Current assets
Cash and cash equivalents	16,214,347	11,836,119
Contract receivable	—	4,767,100
Other receivables	56,895	37,726
Prepaid expenses	1,450,030	1,176,063
Total current assets	17,721,272	17,817,008
Non-current assets
Property and equipment	428,588	333,441
Total non-current assets	428,588	333,441

Total assets	18,149,860	18,150,449
Liabilities And Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	2,239,514	3,684,023
Contract liability	927,400	1,545,645
Other liabilities	76,529	—
Total current liabilities	3,243,443	5,229,668
Non-current liabilities
Contract liability	5,802,887	4,636,935
Other liabilities	54,128	—
Total non-current liabilities	5,857,015	4,636,935

Total liabilities	9,100,458	9,866,603
Shareholders’ equity
Share capital Authorized: unlimited Issued: September 30, 2018 – 16,915,325 December 31, 2017 – 141,805,722 pre-consolidation December 31, 2017 – 14,926,840 post-consolidation	283,742,409	271,710,138
Warrants	3,617,570	3,617,900
Contributed surplus	27,894,420	27,028,238
Accumulated other comprehensive income	459,142	373,730
Accumulated deficit	(306,664,139)	(294,446,160)
Total shareholders’ equity	9,049,402	8,283,846
Total liabilities and equity	18,149,860	18,150,449

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(unaudited)

	Three Month Period Ending September 30, 2018 $	Three Month Period Ending September 30, 2017 $	Nine Month Period Ending September 30, 2018 $	Nine Month Period Ending September 30, 2017 $

Expenses
Research and development	1,929,405	1,726,726	6,909,713	6,913,470
Operating	1,468,262	1,309,607	4,869,617	4,054,450
Loss before the following	(3,397,667)	(3,036,333)	(11,779,330)	(10,967,920)
Interest	61,880	31,759	109,308	96,637
Loss before income taxes	(3,335,787)	(3,004,574)	(11,670,022)	(10,871,283)
Income tax (expense) recovery	(79)	168	(547,957)	16
Net loss	(3,335,866)	(3,004,406)	(12,217,979)	(10,871,267)
Other comprehensive (loss) income items that may be reclassified to net loss
Translation adjustment	(49,238)	(126,846)	85,412	(192,334)
Net comprehensive loss	(3,385,104)	(3,131,252)	(12,132,567)	(11,063,601)
Basic and diluted loss per common share	(0.20)	(0.20)	(0.78)	(0.80)
Weighted average number of shares (basic and diluted)	16,540,612	14,685,871	15,646,117	13,625,411

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(unaudited)

	Share Capital $	Warrants $	Contributed Surplus $	Accumulated Other Comprehensive Income $	Accumulated Deficit $	Total $
As at December 31, 2016	262,321,825	—	26,643,044	554,060	(278,829,309)	10,689,620
Net loss and other comprehensive loss	—	—	—	(192,334)	(10,871,267)	(11,063,601)
Issued pursuant to "At the Market" agreement	1,479,065	—	—	—	—	1,479,065
Issued pursuant to public offering	7,893,600	3,617,900	—	—	—	11,511,500
Issued pursuant to stock option plan	536,949	—	(193,509)	—	—	343,440
Share based compensation	—	—	438,044	—	—	438,044
Share issue costs	(1,331,770)	—	—	—	—	(1,331,770)
As at September 30, 2017	270,899,669	3,617,900	26,887,579	361,726	(289,700,576)	12,066,298

As at December 31, 2017	271,710,138	3,617,900	27,028,238	373,730	(294,446,160)	8,283,846
Net loss and other comprehensive income	—	—	—	85,412	(12,217,979)	(12,132,567)
Issued pursuant to "At the Market" agreement	553,650	—	—	—	—	553,650
Issued pursuant to public offering	11,606,882	—	—	—	—	11,606,882
Issued pursuant to Common Stock Purchase Agreement	1,906,152	—	—	—	—	1,906,152
Issued pursuant to stock option plan	178,322	—	(66,635)	—	—	111,687
Issued pursuant to warrant agreement	1,747	(330)	—	—	—	1,417
Share based compensation	—	—	932,817	—	—	932,817
Share issue costs	(2,214,482)	—	—	—	—	(2,214,482)
As at September 30, 2018	283,742,409	3,617,570	27,894,420	459,142	(306,664,139)	9,049,402

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three Month Period Ending September 30, 2018 $	Three Month Period Ending September 30, 2017 $	Nine Month Period Ending September 30, 2018 $	Nine Month Period Ending September 30, 2017 $

Operating Activities
Net loss for the period	(3,335,866)	(3,004,406)	(12,217,979)	(10,871,267)
Depreciation - property and equipment	26,698	20,591	67,682	70,315
Share based compensation	236,607	148,447	932,817	438,044
Unrealized foreign exchange loss (gain)	82,643	(6,414)	(19,702)	(119,058)
Onerous lease contract	67,588	—	67,588	—
Amortization - lease incentive liability	12,494	—	12,494	—
Net change in non-cash working capital	(596,779)	(331,590)	3,630,991	(1,186,142)
Cash used in operating activities	(3,506,615)	(3,173,372)	(7,526,109)	(11,668,108)
Investing Activities
Acquisition of property and equipment	(40,094)	(9,451)	(120,156)	(95,337)
Redemption of short-term investments	—	—	—	2,088,800
Cash (used in) provided by investing activities	(40,094)	(9,451)	(120,156)	1,993,463
Financing Activities
Proceeds from "At the Market" equity distribution agreement	—	733,171	520,315	1,292,698
Proceeds from public offering	—	—	10,188,526	10,366,098
Proceeds from Common Stock Purchase Agreement	1,143,361	—	1,143,361	—
Proceeds from exercise of options	87,777	48,090	111,687	343,440
Proceeds from exercise of warrants	—	—	1,417	—
Cash provided by financing activities	1,231,138	781,261	11,965,306	12,002,236
(Decrease) increase in cash	(2,315,571)	(2,401,562)	4,319,041	2,327,591
Cash and cash equivalents, beginning of period	18,741,347	16,676,298	11,836,119	12,034,282
Impact of foreign exchange on cash and cash equivalents	(211,429)	(241,092)	59,187	(328,229)
Cash and cash equivalents, end of period	16,214,347	14,033,644	16,214,347	14,033,644

To view the Company's Fiscal 2018 Third Quarter Consolidated Financial Statements, related Notes to the Consolidated Financial Statements, and Management's Discussion and Analysis, please see the Company's filings, which will be available at www.sedar.com, www.sec.gov and on Oncolytics' website at http://www.oncolyticsbiotech.com/investor-centre/financials/.

About Pelareorep
Pelareorep is a non-pathogenic, proprietary isolate of the unmodified reovirus: a first-in-class intravenously delivered immuno-oncolytic virus for the treatment of solid tumors and hematological malignancies. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype through innate and adaptive immune responses to treat a variety of cancers and has been demonstrated to be able to escape neutralizing antibodies found in patients.

About Oncolytics Biotech Inc.
Oncolytics is a biotechnology company developing pelareorep, an intravenously delivered immuno-oncolytic virus. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype -- turning "cold" tumors "hot" -- through innate and adaptive immune responses to treat a variety of cancers. Oncolytics' clinical development program emphasizes three pillars: chemotherapy combinations to trigger selective tumor lysis and immuno-therapy and immune modulator (IMiD) combinations to produce innate and adaptive immune responses. Oncolytics is currently conducting and planning additional studies in combination with checkpoint inhibitors and targeted and IMiD therapies in solid and hematological malignancies, as it prepares for a phase 3 registration study in metastatic breast cancer. For further information, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as “forward-looking statements”). Forward-looking statements, including the Company's belief as to the potential and mode of action of REOLYSIN, also known as pelareorep, as a cancer therapeutic; the collaboration between Merck and USC using pelareorep, including the timing, enrollment and potential benefits to the Company thereof; and other statements related to anticipated developments in the Company's business and technologies involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

Company Contact Michael Moore Vice President, Investor Relations & Corporate Communications 858-886-7813 mmoore@oncolytics.ca
Investor Relations Robert Uhl Westwicke Partners 858-356-5932 robert.uhl@westwicke.com	Media Contact Jason Spark Canale Communications 619-849-6005 jason@canalecomm.com